UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

diaDexus, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

25245P106
(CUSIP Number)

JAN H. LOEB
LEAP TIDE CAPITAL MANAGEMENT, LLC
10451 Mill Run Circle, Suite 400
Owings Mills, Maryland 21117
(410) 654-3315

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON LEAP TIDE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,551,561
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,551,561
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,551,561
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 25245P106

1	NAME OF REPORTING PERSON JAN LOEB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,265,761
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,265,761
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,265,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 25245P106

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of diaDexus, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 349 Oyster Point Boulevard, South San Francisco, California 94080.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Leap Tide Capital Management, LLC (“Leap Tide”); and

(ii)	Jan Loeb.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal address of each of the Reporting Persons is 10451 Mill Run Circle, Suite 400, Owings Mills, Maryland 21117.

(c)           The principal business of Leap Tide is investing in securities.  The principal business of Jan Loeb is as the Managing Member of Leap Tide.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Leap Tide was organized under the laws of the State of Delaware, and Jan Loeb is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate cost of the 3,551,561 Shares beneficially owned by Leap Tide is approximately $1,608,749 and the aggregate cost of the 714,200 Shares beneficially owned by Mr. Loeb is approximately $398,091, each excluding brokerage commissions.

CUSIP NO. 25245P106

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of Directors of the Issuer, engaging in discussions with third parties about the Issuer, making proposals to the Issuer concerning changes to the capitalization or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 55,153,376 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 5, 2014.

A.	Leap Tide

(a)	As of the close of business on October 24, 2014, Leap Tide beneficially owned 3,551,561 Shares.

Percentage: 6.4%

(b)	1. Sole power to vote or direct vote: 3,551,561
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 3,551,561
4. Shared power to dispose or direct the disposition: -0-

(c)	The transactions in the Shares by Leap Tide during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

B.	Mr. Loeb

(a)
As of the close of business on October 24, 2014, Mr. Loeb beneficially owned 4,265,761 Shares.  Mr. Loeb is the beneficial owner of 714,200 Shares and, due to his relationship with Leap Tide, may be deemed the beneficial owner of the 3,551,561 Shares owned by Leap Tide.

Percentage: Approximately 7.7%

CUSIP NO. 25245P106

(b)	1. Sole power to vote or direct vote: 4,265,761
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: 4,265,761
4. Shared power to dispose or direct the disposition: -0-

(c)	The transactions in the Shares by Mr. Loeb and on behalf of Leap Tide during the past sixty days, if any, are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 27, 2014 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and between Leap Tide Capital Management, LLC and Jan Loeb, dated October 27, 2014.

CUSIP NO. 25245P106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2014

LEAP TIDE CAPITAL MANAGEMENT, LLC

By:	/s/ Jan Loeb
	Name:	Jan Loeb
	Title:	Managing Member

/s/ Jan Loeb
JAN LOEB

CUSIP NO. 25245P106

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale
LEAP TIDE CAPITAL MANAGEMENT, LLC

1,200,000	0.40	10/15/2014

JAN LOEB

50,000	0.63	09/10/14
25,000	0.64	09/11/14
5,000	0.54	10/07/14